NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

ANNOUNCEMENT

MONTREAL, Quebec, Canada, December 3, 2008 – Richmont Mines Inc. (the "Company") (TSX-NYSE-A: RIC), announces today that the Toronto Stock Exchange (the "TSX") has accepted the Company’s notice of intention to make a normal course issuer bid (the "Notice") to purchase some of its outstanding common shares through the facilities of the TSX for a period of twelve months ending on December 4, 2009. Up to 1,188,000 common shares of the Company, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008, may be purchased under the bid. Daily repurchases will be limited to 2,853 common shares, other than block purchase exemptions. The purchases may commence on December 5, 2008 and may extend to December 4, 2009 or on such earlier date as the Company may complete its purchases pursuant to the Notice or otherwise terminate the bid.

In the opinion of management of the Company, this normal course issuer bid is justified by the fact that the common shares might be undervalued on the market from time to time with regard to the Company’s financial position and future prospects and that the purchase thereof by the Company is an appropriate use of its funds.

All the common shares acquired under the bid will be purchased through the facilities of the TSX in accordance with its requirements. All common shares acquired will automatically be cancelled. The common shares will be purchased at their market price at the time of acquisition.

In the past 12 months, the Company has purchased a total of 285,700 of its common shares at an average price of $2.62 per common share under its normal course issuer bid which commenced on December 5, 2007 and will expire on December 4, 2008.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont Mines has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines’ strategy is to cost-effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont Mines routinely posts news and other important information on its website at: www.richmont-mines.com.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – NYSE Alternext US
Kei Advisors LLC	Web Site: www.richmont-mines.com
Phone: 716 843-3874
E-mail: jculligan@keiadvisors.com